

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2018

Richard Belstock
Chief Financial Officer
PLUMAS BANCORP
35 S. Lindan Avenue
Quincy, CA 95971

> **Re: PLUMAS BANCORP**
> **Registration Statement on Form S-3**
> **Filed December 20, 2018**
> **File No. 333-228916**

Dear Mr. Belstock:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services